enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

October 28, 2014

Enerplus Announces 2014 Third Quarter Results Conference Call

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) will be releasing operating and financial results for the third quarter of 2014 prior to market open on Friday, November 7, 2014. A conference call will be hosted by Mr. Ian C. Dundas at 9:00 AM MT (11:00 AM EST) to discuss these results. Details of the conference call are as follows:

Q3 Results Live Conference Call

Date: Friday, November 7, 2014
Time: 9 AM MT (11:00 AM EST)
Dial-In: 647-427-7450
            1-888-231-8191 (toll free)
Audiocast: http://www.newswire.ca/en/webcast/detail/1424204/1582028

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Dial-In: 416-849-0833
            1-855-859-2056 (toll free)
Passcode: 17622905

Electronic copies of our financial statements, news releases, investor presentations and other information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation